1 Himalaya Shipping – Q4 2024 Investor Presentation February 2025

2 Forward looking statements This results presentation and any related discussions, including any related written or oral statements made by us, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to,” “due to,” “plan,” “potential,” “will,” “may,” “should,” "indicative," "illustrative," "potential" or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, financing agreements associated with our vessels and expected cash break-even, illustrative free cash flow per share and earnings potential based on different scenarios and assumptions, statements about the benefits of our vessels, including the reduced emissions when running on LNG, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including market conditions and activity levels in the industry, expected demand for vessels and expected drivers of demand including projects and underlying assumptions, utilization of the global fleet and our fleet, including expected average rates and the information under “Chartering position” and “The supply situation,” fleet growth, vessel orders and order book, expected trends regarding iron ore demand, mandatory dry docking trends and impacts on expected supply of dry bulk vessels and yard capacity, including the information under “Mandatory dry docking to increase in 2025,” replacement needs, statements about our dividend objective and plans,, expectations on demand, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; our ability to achieve charter rates above our break-even rate; our ability to meet the conditions and covenants in our financing agreements; changes in demand in the dry bulk shipping industry, including the market for our vessels; changes in the supply of dry bulk vessels; our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; potential disruption of shipping routes due to accidents or political events; our ability to refinance our debt as it falls due; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; our ability to pay dividends and the amount of dividends we ultimately pay; risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 27, 2024. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this investor presentation. Except as required by law, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this investor presentation, whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures This presentation contains certain selected financial measures on a basis other than U.S. generally accepted accounting principles (“GAAP”), including Adjusted EBITDA, average TCE earnings, gross, and illustrative free cash flow. Adjusted EBITDA represents our net income plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Adjusted EBITDA is presented here because the Company believes this measure increases comparability of total business performance from period to period and against the performance of other companies. Average TCE earnings, gross, as presented here, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Average TCE earnings, gross, is presented here because the Company believes this measure provides additional meaningful information for investors to analyse our fleets’ daily income performance. For a reconciliation of Adjusted EBITDA and average TCE earnings, gross, to the most directly comparable financial measures prepared in accordance with US GAAP, please see the section of our preliminary results for the quarter ended December 31, 2024, Appendix entitled “Unaudited Non-GAAP Measures And Reconciliations”. For a discussion of illustrative free cash flow, see slide 12 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative free cash flow without unreasonable efforts.

3 Highlights Q4 2024 Highlights: • All delivered vessels generated total operating revenues of $29.6 million, an average time charter equivalent earnings of approximately US$27,800/day, gross. • Net income of $1.0 million and Adjusted EBITDA of $21.3 million for the quarter ended December 31, 2024. • Declaration of cash distributions for September, October and November 2024 of $0.10, $0.04 and $0.01 per common share, respectively. Subsequent Events: • Declaration of cash distributions of $0.005 per common share for each of December 2024 and January 2025. • Entered into a new time charter agreement for Mount Norefjell for 14 to 38 months. The vessel will earn an index linked rate, reflecting a premium to the Baltic 5TC index that is higher than the average premium on our current charters.

4 Financial Update

5 Key Financials Q4 2024 Income statement Comments • Operating revenues of $29.6 million in Q4 2024, a decrease of $9.6 million in comparison to the prior quarter. Decrease mainly due to the decrease in BCI rates in Q4 2024. Average TCE, gross of approximately US$27,800 per day in Q4 2024 versus US$36,800 per day in Q3 2024. • Cash break-even TCE estimated to be approximately $24,600 per day. • Total operating expenses of $15.6 million in Q4 2024 remained materially consistent with the prior quarter. • Operating profit of $14.0 million in Q4 2024, a decrease of $9.7 million in comparison to the prior quarter. • Interest expense of $13.2 million in Q4 2024, a decrease of $0.1 million in comparison to the prior quarter. Decrease is a result of a decrease in loan principal outstanding due to quarterly loan repayments. . • Net income of $1.0 million in Q4 2024, a decrease of $9.7 million in comparison to the prior quarter. • Adjusted EBITDA of $21.3 million in Q4 2024, a decrease of $9.7 million in comparison to the prior quarter.

6 Key Financials Q4 2024 Balance Sheet Summary Comments • Net cash generated by operating activities in Q4 2024 was $10.5 million. • Net cash used in financing activities in Q4 2024 was $12.6 million consisting of loan repayments of $6.5 million and cash distributions paid of $6.1 million; • Minimum cash balance required under the sale and leaseback arrangements of $12.3 million presented as part of cash and cash equivalents as of December 31, 2024. • Decrease in vessels and equipment primarily due to depreciation of $7.3 million recognized during Q4 2024. • Decrease in short-term and long-term debt of $5.8 million primarily due to loan repayments of $6.5 million, offset by deferred finance cost amortisation of $0.7 million. • $8 million available to draw down under the RCF with Drew Holdings Ltd. following the $2 million drawn down in 2025.

7 Key Financials YTD Q 2024 Income statement Comments • Operating revenues of $123.6 million on all delivered vessels. Average time charter equivalent earnings of approx. US$32,500/day, gross. • Vessel operating expenses of $23.8 million. Average vessel operating expenses of approx. $6,100/day per vessel. • General and administrative expenses of $5.0 million, including $0.5 million in share-based compensation, $1.6 million in management fees, $0.7 million of D&O insurance, $0.7 million of employee related costs and directors’ fees, and $0.7 million in legal, audit and accounting fees. • Interest expense of $46.6 million on the sale & leaseback financing net of interest capitalized. • Operating profit of $66.6 million • Net income of $21.0 million • Adjusted EBITDA of $93.1 million

8 Company update

9 Source: Company Data Fleet status report – Current Chartering position Mount Norefjell 2023 DF Newcastlemax Mount Ita 2023 DF Newcastlemax Mount Etna 2023 DF Newcastlemax Mount Blanc 2023 DF Newcastlemax Mount Matterhorn 2023 DF Newcastlemax Mont Neblina 2023 DF Newcastlemax Mount Bandeira 2024 DF Newcastlemax Mount Hua 2024 DF Newcastlemax Mount Elbrus 2024 DF Newcastlemax Mount Denali 2024 DF Newcastlemax Mount Acancagua 2024 DF Newcastlemax Mount Emai 2024 DF Newcastlemax Index Index Index Index Index Index Index Index Index Index Q3 Q4 Dual Fuel Newcastlemax 30,000 Index Index Q1 Q2 Q3 Q4 Q1 Q2Q4 Q1 Q2 Q3 Q4 2027 Himalaya Shipping Fleet Status Report Vessel Name Built Type 2024 2025 2026 OptionAvailable Evergreen * + Scrubber

10 Proven Outperformance through Large and Modern Tonnage HSHP – DPS in % of EPS ratio HSHP TCE vs Peers and Index Source: Fearnleys, Company Data, Shipping Intelligence Peers: GOGL, SBLK, SHIP, GNK, 2020 (reported Cape/Newcastlemax TCE) 10,000 15,000 20,000 25,000 30,000 35,000 40,000 2q23 3q23 4q23 1q24 2q24 3q24 U SD P er D ay Baltic 5TC average Average Peer HSHP HSHP avg. premium vs. index ~47% HSHP avg. Premium vs. Peers ~25%123% 83% 95% 102% 0% 20% 40% 60% 80% 100% 120% 140% 1q24 2q24 3q24 FY24

11 4.77 9.00 0.00 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 9.00 10.00 63 92 Current Broker Qoute Ordered at the right time – financed the right way The value case The financing case *Assumed current best case financing cost **After full repayment of scrubber financing by Q1 2026 NAV/Broker Qoutes from Fearnleys HSHP Newbuild Value of ship (average purchase price) $m 71.6 95 Financing (average debt financing) " 62.5 85.5 Loan to purchase price % 87% 90% Fixed bareboat day-rate $/day ~16 600** -28 300 Estimated Opex " ~6 400 -6 400 Estimated SG&A " ~732 -732 Estimated cash break-even " ~23 700 ~35 400 Capesize equivalent cash break- even rate ~15 700 ~23 600 $23.6k/day BCI = 21% yield in HSHP 9% interest 18y profile annuity loan* N AV $ /s ha re EV pr ship

12 Solid dividend capacity Illustrative FCF $ per share based on Capesize index rate 1. This information has been prepared for illustrative purposes only and does not represent the Company’s forecast. It is based, among other things, on industry data, internal data and estimates of the Company and is inherently subject to risk and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. 2. Assumes BCI5 Index rates + 42% premium (less 5%) commission) + $2,200 in scrubber benefit less $24,540/d in cash breakeven x 12 ships, divided on 43,900,000 shares outstanding 0.0 0.5 1.2 1.9 2.6 3.2 3.9 4.6 5.3 16,300 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000

13 Capital discipline Full alignment between shareholders and management – board and sponsors own ~1/3 of the equity No reinvestment plans – youngest fleet in the industry means limited capital needs Cash flow from operation targets to be distributed in monthly dividends 12 consecutive monthly dividends - $0.15c for Q4 2024 Cash-break even of ~$16k/day on Capesize index equivalent vs BCI average 22k last four years

14 Market update

15 900 950 1000 1050 1100 1150 1200 1250 1300 1350 1400 Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec 2022 2023 2024 2024 total growth healthy – Capesize market correction in q4 Capesize Daily Billion Tonne-mile Development (30dms*) Capesize ton-miles grew 3.1% from 2023 *30-day moving sum Source: Arrow Tonne-mile Growth Q1 Q2 Q3 Q4 Y/Y Capesize +8.7% +4.9% +3.4% -4.3% -100 0 100 200 300 400 500 Iron ore Bauxite Manganese ore Other Coal billion ton-miles Q1-Q3 FY24 +5.5% +3.1%

16 Average start to the year, strong seasonality ahead Baltic 5TC Index Tonnage balance at seasonal low Source: Clarksons Shipping Intelligence Index 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 J F M A M J J A S O N D US D p er D ay 2015-24 max-min range 2015-24 average 2024 2023 2025 45% 47% 49% 51% 53% 55% 57% 59% 61% 1 11 21 31 41 51 % o f C ap e fle et la de n Week 2015-24 max-min range 2015-24 average 2023 2024 2025

17 Bauxite market continue to flourish - Increasingly important for Capesize Capesize Fleet Carrying Coal/Bauxite (% of fleet)China Imported Bauxite Port Inventories (Mt) vs. Prices China Bauxite Imports (Mt/week) Source: Arrow, Bloomberg 0.0 1.0 2.0 3.0 4.0 M ill io ns 0% 2% 4% 6% 8% 10% 12% 14% 16% 01/01/2015 01/07/2016 01/01/2018 01/07/2019 01/01/2021 01/07/2022 01/01/2024 Coal Bauxite 0 10 20 30 40 18/12/2020 18/12/2021 18/12/2022 18/12/2023 18/12/2024 Po rt In ve nt or ie s (M t)

Significant iron ore volumes coming – driving tonne-mile demand

Addition iron ore volumes in Atlantic basin (MT/y) – 3x longer than from Australia



Simandou project – Guinea
Start-up 2025 – full volumes 2028
Vale capacity increases by 2026
CHALCO
WINNING CONSORTIUM SIMANDOU
RioTinto
VALE
60
60
15
15
20
170
WCM
Simfer
Vargem
Capanema
S11D
Total

Required # ships > orderbook[1]



232
146
# of Ships for these volumes
Current Capesize+ Orderbook

Source: Clarksons, Rio Tinto, Vale, Himalaya Shipping. 1) Assumed 170MT pr year carried on 210k DWT Newcastlemaxes (95% fully loaded). Each ship able to do 3.65 round voyages pr year

18

19 China import dependency rising China Iron Ore import dependency China Coal fired power plant capacity Source: Arrow, Bloomberg, DNB China Coal import dependency 0 200 400 600 800 1000 1200 1400 1600 China Operational Coal Capacity Approved & under Construction G W +30% Imports Domestic production China imports share of demand 2015: 69% 2024: 75% China imports share of demand 2015: 5% 2024: 13%

20 0 50 100 150 200 250 300 350 400 450 2000 2003 2006 2009 2012 2015 2018 2021 2024 Capesize fleet mDWT Capesize orderbook mDWT Limited supply of new ships 25-year low orderbook Highly supportive OB/Fleet Ratio Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) Orderbook 7.2% of fleet 54% 41% 32% 22% 20% 12% 10% 9% 7.2%

21 0 50 100 150 200 250 300 350 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 2027 Delivered Newbuildings The supply situation Capesize+ fleet by delivery year in # ships Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) 60% of the fleet >20 years by 2033 Year # ships turning 20 years % of fleet >20 years 2025 47 7% 2026 58 10% 2027 56 13% 2028 45 15% 2029 110 21% 2030 212 31% 2031 251 44% 2032 214 55% 2033 103 60% Vessels built before 20093 Vessels built between 2009 and 20153 Vessels built post-2016 unaffected by 20303 305 ships – 14% 1,072 ships – 50% 780 ships – 36% Unlikely to be able to build significant capacity before 2028

22 Mandatory dry docking to increase in 2025 Capesize average age Supply constraints Source: Clarksons, Maritime Analytics Fleet age development includes current Orderbook, assumes no scrapping Off hire due to increase from docking schedule % off hire • ~50% y/y increase in estimated offshire days due to DD in ’25 • 2010 was a big delivery year - hence over 10% of the fleet will engage in 15 year SS in 2025 (23% of the cape fleet will need dry dock in total) • With an aging fleet forced to drydock or be scrapped, this will be an additional positive impact on cape/newc freight rates • The large number of dry dockings in 2025 may lead to yard congestion 0% 5% 10% 15% 20% 25% 30% 35% 0 2 4 6 8 10 12 14 16 18 1993 2002 2011 2020 2029 % o f F le et C ap es iz e Fl ee t A ge % of fleet >20yrs old Avg. Age (Years) 0.6% 0.9% 1.3% 1.4% 2023 2024 2025e 2026e

23 Thank you